UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518613 10 4

(CUSIP Number)

Douglas L. Becker

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Jeffrey R. Patt, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois  60661

(312) 902-5200

Peter A. Nussbaum, Esq.

S.A.C. Capital Advisors, LLC

72 Cummings Point Road

Stamford, CT 06902

(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas L. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,784,291

	8.	Shared Voting Power 200,625

	9.	Sole Dispositive Power 1,784,291

	10.	Shared Dispositive Power 200,625

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,984,916*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%**

14.	Type of Reporting Person (See Instructions) IN

*              Includes (i) 131,780 shares of Laureate Common Stock (as defined in Item 1) that Mr. Douglas Becker may be deemed to beneficially own as settlor of the Irrevocable Grantor Retained Annuity Trust No. 11, (ii) 68,845 shares of Laureate Common Stock that Mr. Douglas Becker may be deemed to beneficially own as settlor of The Irrevocable BBHT II IDGT Dtd. 2/19/03 trust, and (iii) 1,544,260 shares of Laureate Common Stock that may be acquired upon exercise of options that are exercisable as of the date of this Statement (as defined in Item 2) or within 60 days hereafter.  Mr. Douglas Becker expressly disclaims any and all beneficial ownership of any shares of Laureate Common Stock held by the Irrevocable Grantor Retained Annuity Trust No. 11 and The Irrevocable BBHT II IDGT Dtd. 2/19/03 trust.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the preliminary Proxy Statement filed by the Issuer under Regulation 14A of the Act on March 16, 2007 (the “Proxy Statement”)).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) R. Christopher Hoehn-Saric

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,354,763*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,354,763*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,763*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.6%**

14.	Type of Reporting Person (See Instructions) IN

*              Includes 1,031,677 shares of Laureate Common Stock that may be acquired upon exercise of options that are exercisable as of the date of this Statement or within 60 days hereafter.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Steven M. Taslitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 268,845

	8.	Shared Voting Power 68,845

	9.	Sole Dispositive Power 200,000

	10.	Shared Dispositive Power 68,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,845*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%**

14.	Type of Reporting Person (See Instructions) IN

*              Includes 68,845 shares of Laureate Common Stock that Mr. Taslitz may be deemed to beneficially own as co-trustee and business and investment advisor of the KJT Gift Trust.  Mr. Taslitz expressly disclaims any and all beneficial ownership of such shares.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eric D. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 268,845

	8.	Shared Voting Power 7,485*

	9.	Sole Dispositive Power 268,845

	10.	Shared Dispositive Power 7,485*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,330*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%**

14.	Type of Reporting Person (See Instructions) IN

*              Includes 7,485 shares of Laureate Common Stock held directly by Mr. Eric Becker’s spouse.   Mr. Eric Becker expressly disclaims any and all beneficial ownership of such shares.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sigma Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) OO

*              Represents 40,000 shares of Laureate Common Stock held by Sigma Capital Associates, LLC.  Pursuant to an investment management agreement, Sigma Capital Management, LLC exercises investment and voting power with respect to the shares of Laureate Common Stock held by Sigma Capital Associates, LLC.  Steven A. Cohen controls Sigma Capital Management, LLC.  Sigma Capital Management, LLC is owned by S.A.C. Capital Management, LLC, and Mr. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Steven A. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) IN

*              Represents 40,000 shares of Laureate Common Stock held by Sigma Capital Associates, LLC.  Pursuant to an investment management agreement, Sigma Capital Management, LLC exercises investment and voting power with respect to the shares of Laureate Common Stock held by Sigma Capital Associates, LLC.  Steven A. Cohen controls Sigma Capital Management, LLC.  Sigma Capital Management, LLC is owned by S.A.C. Capital Management, LLC, and Mr. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II 2007 Citigroup Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CGI CPE LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CGI Private Equity LP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citicorp Banking Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Employee Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Onshore, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Cayman Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Private Equity LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Alternative Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 518613 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 61,400*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 61,400*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) HC

*              Includes 61,400 shares of common stock directly beneficially owned by certain subsidiaries of Citigroup Inc.

**           Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

ITEM 1.     SECURITY AND ISSUER.

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (the “Laureate Common Stock”), of Laureate Education, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fleet Street, Baltimore, Maryland 21202.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement on Schedule 13D (this “Statement”) is being filed jointly on behalf of Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz and Eric D. Becker (collectively, the “Sterling Reporting Persons”), Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI CPE LLC, CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc. (collectively, the “Citi Reporting Persons”), and Sigma Capital Management, LLC and Steven A. Cohen (collectively, the “SAC Reporting Persons” and, together with the Sterling Reporting Persons and the Citi Reporting Persons, the “Reporting Persons”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.  As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the SAC Reporting Persons do not include any securities held by the Sterling Reporting Persons or the Citi Reporting Persons or any other person or entity other than the various accounts under the SAC Reporting Persons’ management and control. The securities reported herein as being beneficially owned by the Citi Reporting Persons do not include any securities held by the Sterling Reporting Persons or the SAC Reporting Persons or any other person or entity other than the various accounts under the Citi Reporting Persons’ management and control.

The identity and background for each Reporting Person is set forth below:

Name:	Douglas L. Becker
Business Address:	c/o Laureate Education, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	Chairman and Chief Executive Officer of the Issuer, a provider of higher education programs and services
Citizenship:	U.S.A.

Name:	R. Christopher Hoehn-Saric
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	Chairman and Chief Executive Officer of Educate, Inc., a provider of pre-K — 12th grade education programs and services
Citizenship:	U.S.A.

Name:	Steven M. Taslitz
Business Address:	c/o Fund Management Services, LLC
1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062
Principal Occupation:	Managing Director of Fund Management Services, LLC, a provider of investment management services
Citizenship:	U.S.A.

Name:	Eric D. Becker
Business Address:	c/o Fund Management Services, LLC
6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209
Principal Occupation:	Managing Director of Fund Management Services, LLC, a provider of investment management services
Citizenship:	U.S.A.

This Schedule 13D is filed by Sigma Capital Management, LLC (“Sigma Capital Management”) and Steven A. Cohen with respect to shares of Laureate Common Stock held by Sigma Capital Associates, LLC (“Sigma Capital Associates”). Sigma Capital Associates is a private investment limited liability company organized in Anguilla. Sigma Capital Management is a Delaware limited liability company, the principal business of which is to serve as investment manager to certain investment funds, including Sigma Capital Associates, and to control the investing and trading in securities of these investment funds. Mr. Cohen is a United States citizen, the principal business of whom is to serve as the principal of certain investment managers, including Sigma Capital Management. Sigma Capital Management is owned by S.A.C. Capital Management, LLC, and Mr. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC. The address of the principal business office of Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902. The address of the principal business office of Sigma Capital Management is 540 Madison Avenue, New York, New York 10022.

S.A.C. Capital Management, L.P., S.A.C. Capital Management, LLC, S.A.C. Capital International, Ltd., S.A.C. Global Diversified Fund, Ltd., S.A.C. Multi-Strategy Fund, Ltd. and S.A.C. Multi-Strategy Fund, L.P. are affiliates of the SAC Reporting Persons and signatories to Equity Commitment Letters and the Interim Investors Agreement (as each is defined below). They do not beneficially own any Laureate Common Stock and are not Reporting Persons.

Each of Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P. and Citigroup Capital Partners II Onshore, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

CGI CPE LLC is a Delaware limited liability company that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Capital Partners II Cayman Holdings, L.P. is a Cayman Islands limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Private Equity LP, a Delaware limited partnership, is the sole general partner of each of Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. Citigroup Private Equity LP (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Alternative Investments LLC, a Delaware limited liability company, is the sole general partner of Citigroup Private Equity LP. Citigroup Alternative Investments LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in investment management.

Citigroup Investments Inc., a Delaware corporation, is the owner of all the membership interests of Citigroup Alternative Investments LLC. Citigroup Investments Inc. is a holding company principally engaged, through its subsidiaries, in financial management and other related services.

CGI Private Equity LP, LLC, a Delaware limited liability company, is the owner of all of the membership interests of CGI CPE LLC and is the sole general partner of Citigroup Capital Partners II 2007 Citigroup Investment, L.P. CGI Private Equity LP, LLC (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citicorp Banking Corporation, a Delaware corporation, is the owner of all of the membership interests of CGI Private Equity LP, LLC. Citicorp Banking Corporation is a holding company principally engaged, through its subsidiaries, in the general financial services business.

Citigroup Inc., a Delaware corporation, is the owner of all of the outstanding common stock of Citicorp Banking Corporation and Citigroup Investments Inc. Citigroup Inc. is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

The principal address of each of Citigroup Capital Partners II 2007 Citigroup Investment, L.P, CGI CPE LLC, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC and Citigroup Investments Inc. is 731 Lexington Avenue, 23rd Floor, New York, New York 10022. The principal address of Citicorp Banking Corporation is One Penn’s Way, New Castle, Delaware 19720. The principal address of CGI Private Equity LP, LLC and Citigroup Inc. is 399 Park Avenue, New York, New York 10022. Attached as Schedule I is information concerning each executive officer and director of Citigroup Inc.

Other than as described in Schedule II, during the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I and Schedule II, which are attached hereto and incorporated into this Item by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The total amount of funds necessary to consummate the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 28, 2007, by and among the Issuer, Wengen Alberta, Limited Partnership (“Parent”) and L Curve Sub Inc., a direct subsidiary of Parent (“Merger Sub”), which are described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transactions, is approximately $4 billion.

Parent has received equity commitment letters, each dated January 28, 2007 (the “Equity Commitment Letters”), from Caisse de dépôt et placement du Québec, Bregal Europe Co-Investment L.P., Citigroup Global Markets Inc., and investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Citigroup Private Equity, Makena Capital Management LLC, Moore Capital Management, LLC, SPG Partners, LLC, Sterling Partners, Torreal Sociedad de Capital Riesgo de Regimen Simplificado and Southern Cross Capital pursuant to which these funds and entities have committed to contribute an aggregate of approximately $2.1 billion in cash to Parent in exchange for a percentage ownership in Parent that will be calculated on a pro rata basis, based on commitments made to Parent and the valuation of any shares of Laureate Common Stock to be contributed to Parent. The parties to the equity commitment letters have the right to assign all or a portion of their obligations under the equity commitment letters to one or more of their respective affiliates or entities with which they share a common investment advisor that agree to assume the obligations under the equity commitment letters, provided that the assigning parties shall remain obligated to perform their respective obligations to the extent not performed by such assignees. In addition, Citigroup Global Markets Inc.’s committed amount may be reduced, effective at the effective time of the Merger (as defined in Item 4 below), in connection with the syndication of all or a portion of its committed amount to other investors. The obligation to fund commitments under each of the Equity Commitment Letters is subject to the satisfaction or waiver by Parent of the conditions precedent to Parent’s obligation to consummate the Merger. The Issuer is an express third party beneficiary of each of the Equity Commitment Letters and is entitled to enforce the obligations of the parties to the Equity Commitment Letters directly against such parties in the event of a willful and material breach of such obligations, but only to the extent of such party’s cash commitment thereunder. The Equity Commitment Letters terminate 30 days following the valid termination of the Merger Agreement. This summary of the Equity Commitment Letters does not purport to be complete and, with respect to the Equity Commitment Letters from investment funds and other investors affiliated with or managed by S.A.C. Capital Management, LLC or Citigroup Inc., is qualified in its entirety by reference to the Equity Commitment Letters from S.A.C. Capital Management, L.P., S.A.C. Capital Management, LLC, S.A.C. Capital International, Ltd., S.A.C. Global Diversified Fund, Ltd., S.A.C. Multi-Strategy Fund, Ltd., S.A.C. Multi-Strategy Fund, L.P., Citigroup Global Markets Inc., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, which are referenced herein as Exhibit 7.19 through 7.30 and incorporated by reference in their entirety into this Item 3.

Parent has received rollover equity commitment letters, each dated January 28, 2007 (the “Rollover Equity Commitment Letters”), from Messrs. Douglas Becker and Steven Taslitz, and certain trusts affiliated with each of them (the “Rollover Investors”), pursuant to which the Rollover Investors have committed to contribute to Parent an aggregate of 636,436 shares of Laureate Common Stock which, based on the merger consideration of $60.50 per share of Laureate Common Stock in connection with the Merger, have an aggregate value of approximately $38.5 million in exchange for a percentage ownership in Parent that will be calculated on a pro rata basis, based on commitments made to Parent and the valuation of any shares of Laureate Common Stock to be contributed to Parent. In addition, Mr. Douglas Becker has committed to invest $25 million in equity in Parent, and has the right to, and is expected to, assign such obligation to one or more of his affiliates. The shares contributed to Parent by or on behalf of the Rollover Investors will be canceled and retired, and will not be entitled to receive any merger consideration upon consummation of the Merger. The Issuer is an express third party beneficiary of each of the Rollover Investors’ commitment letters and is entitled to enforce the obligations of the Rollover Investors directly against the Rollover Investors in the event of a willful and material breach of such obligations, but only to the extent of each Rollover Investor’s respective commitment. The commitments of the Rollover Investors terminate 30 days following the valid termination of the Merger Agreement. This summary of the Rollover Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letters, which are referenced herein as Exhibits 7.02 through 7.06 and incorporated by reference in their entirety into this Item 3.

Merger Sub has received a debt commitment letter, dated as of January 28, 2007 (the “Debt Commitment Letter”), from Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc. (the “Debt Financing Sources”) pursuant to which, subject to the conditions set forth therein, (a) each of the Debt Financing Sources has severally and not jointly committed to provide (each committing to 50%) to the Issuer or Merger Sub up to an aggregate of $1.15 billion of senior secured credit facilities for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, paying fees and expenses incurred in connection with the Merger and providing ongoing working capital and for other general corporate purposes of the Issuer and its subsidiaries following consummation of the Merger, (b) each of the Debt Financing Sources has severally and not jointly committed to provide (each committing to 50%) to the Issuer or Merger Sub up to an aggregate of $725 million of senior unsecured increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries and paying fees and expenses incurred in connection with the Merger, and (c) each of the Debt Financing Sources has severally and not jointly committed to provide (each committing to 50%) to the Issuer or Merger Sub up to an aggregate of $325 million of senior subordinated increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries and paying fees and expenses incurred in connection with the Merger. The debt commitments, in the aggregate, total approximately $2.2 billion and will expire on October 21, 2007. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

Funds for the purchase of the shares of Laureate Common Stock reported herein by the SAC Reporting Persons were derived from investment funds of Sigma Capital Associates. A total of approximately $1,717,094 was paid to acquire such shares. Such shares were acquired through, and are held by Sigma Capital Associates in, a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Laureate Common Stock reported herein by the SAC Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

On January 28, 2007, Parent, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub, a direct subsidiary of Parent, will, following the satisfaction or waiver of certain conditions, merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Issuer will cease to be a publicly traded company and will become wholly owned by Parent. Parent is owned by a consortium of investment funds and other investors which includes Caisse de dépôt et placement du Québec, Bregal Europe Co-Investment L.P., Citigroup Global Markets Inc. and investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., Torreal Sociedad de Capital Riesgo de Regimen Simplificado S.A., S.A.C. Capital Management, LLC, Citigroup Private Equity, Makena Capital Management LLC, Moore Capital Management, LLC, SPG Partners, LLC, Sterling Partners and Southern Cross Capital, as well as Messrs. Douglas Becker and Taslitz.

At the effective time of the Merger, unless otherwise agreed between a holder of Laureate Common Stock and Parent, each share of the Laureate Common Stock (including any restricted shares) issued and outstanding immediately prior to the effective time of the Merger, including shares of Laureate Common Stock held in the respective 401(k) accounts of each of Messrs. Douglas Becker and Hoehn-Saric, other than the shares of Laureate Common Stock owned by Parent immediately prior to the effective time of the Merger, including shares acquired by Parent from the Rollover Investors, will automatically be canceled and will cease to exist and will be converted into the right to receive $60.50 in cash, without interest and less any applicable withholding taxes.

Except as otherwise agreed by Parent and a holder of options to acquire Laureate Common Stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as follows: (a) all outstanding options to acquire Laureate Common Stock will be canceled and, in exchange for such cancellation, each holder will be entitled to receive from the surviving corporation promptly following the consummation of the Merger a cash payment equal to the number of shares of Laureate Common Stock underlying the holder’s option or options multiplied by the amount by which $60.50 exceeds the exercise price for each share of Laureate Common Stock underlying the option or options, without interest and less any applicable withholding taxes, (b) each unvested Issuer restricted share outstanding immediately prior to the consummation of the Merger will vest and become free of restrictions and will be canceled and converted into the right to receive $60.50, without interest and less any applicable withholding taxes, in the Merger, and (c) the performance share units and, to the extent not previously exercised, options to purchase shares of Laureate Common Stock held by Mr. Douglas Becker, and, to the extent not previously exercised, the options to purchase shares of the Laureate Common Stock held by Mr. Hoehn-Saric, are expected to be cancelled in exchange for the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Douglas Becker and Hoehn-Saric do not exercise any options to purchase shares of Laureate Common Stock prior to the consummation of the Merger.

The Merger Agreement provides that, in connection with the consummation of the Merger, specified unvested options to purchase Laureate Common Stock and specified unvested Issuer restricted shares will be canceled without payment therefor and, in lieu of making the payments described above, the surviving corporation will establish a retention bonus award plan, pursuant to which each holder of such a canceled option or restricted share will be entitled to receive a cash payment, without interest and less any applicable withholding taxes, equivalent to the amount the holder otherwise would have received for such award promptly following the consummation of the Merger in respect of such canceled options and restricted shares, provided that the holder remains employed by the surviving corporation through the first (or second, for certain employees) anniversary of the consummation of the Merger.

At the effective time of the Merger, the directors of Merger Sub will become the directors of the Issuer and the current officers of the Issuer will remain the officers of the Issuer, other than those whom Parent determines shall not remain as officers of the Issuer. The articles of incorporation of the Issuer will be the articles of incorporation of the Issuer until thereafter amended in accordance with Maryland law. The bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will become the bylaws of the Issuer.

Consummation of the Merger is subject to various conditions, including the availability to Parent and Merger Sub of debt financing and various other conditions, including approval of the Merger by the Issuer’s stockholders, certain responses from the United States Department of Education and other customary closing conditions.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is referenced herein as Exhibit 7.08, the Rollover Equity Commitment Letter of Douglas Becker, which is referenced herein as Exhibit 7.02, the Rollover Equity Commitment Letter of Steven Taslitz, which is referenced herein as Exhibit 7.03, the Rollover Equity Commitment Letter of KJT Gift Trust, which is referenced herein as Exhibit 7.04, the Rollover Equity Commitment Letter of The Irrevocable BBHT II IDGT, which is referenced herein as Exhibit 7.05, the Rollover Equity Commitment Letter of Irrevocable Grantor Retained Annuity Trust No. 11, which is referenced herein as Exhibit 7.06, the Debt Commitment Letter, which is referenced herein as Exhibit 7.07, and the Commitment Letter Agreement (as defined below), which is referenced herein as Exhibit 7.09, which agreements are incorporated by reference in their entirety into this Item 4.

In connection with the Transactions, the Rollover Investors entered into a Voting Agreement with Parent and the Issuer, dated as of January 28, 2007 (the “Voting Agreement”), pursuant to which the Rollover Investors agreed, subject to certain conditions, to vote their respective shares of Laureate Common Stock (i) in favor of the adoption of the Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any of the Rollover Investors, and (iii) against any proposals for the acquisition of the Issuer or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by any of the Rollover Investors of their respective obligations under the Voting Agreement. The Voting Agreement shall terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms. Messrs. Hoehn-Saric and Eric Becker and Mrs. Jill E. Becker subsequently agreed in the Commitment Letter Agreement to vote (or cause to be voted) his or her shares of Laureate Common Stock in accordance with the Voting Agreement and to otherwise be bound by the agreements, covenants and conditions set forth in the Voting Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 7.10 and the Commitment Letter Agreement, which is referenced herein as Exhibit 7.09, all of which agreements are incorporated by reference in their entirety into this Item 4.

The parties to the Equity Commitment Letters and the Rollover Investors (collectively the “Investor Group”) entered into an Interim Investors Agreement of Parent, dated as of January 28, 2007 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the Merger or the termination of the Merger Agreement, whichever is earlier. Pursuant to the Interim Investors Agreement, pending consummation of the Merger, actions of Parent must be approved by four out of the following six parties: (i) Messrs. Douglas Becker and Steven Taslitz, acting together, (ii) Kohlberg Kravis

Roberts & Co., (iii) Citigroup Private Equity, (iv) SPG Partners, LLC, (v) S.A.C. Capital Management, LLC and (vi) Bregal Europe Co-Investment L.P. (the “Requisite Investors”). Under the Interim Investors Agreement, until the earlier of the closing and the termination of the Merger Agreement, none of the members of the Investor Group (other than Mr. Douglas Becker, but only to the extent expressly required by a cooperation agreement entered into by Mr. Douglas Becker and the Issuer) may enter into any agreement, arrangement or understanding or have discussions with any other potential investor(s) or acquirer(s) of the Issuer or any of its representatives with respect to an alternative transaction involving the Issuer without the prior approval of the Requisite Investors. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is referenced herein as Exhibit 7.11 and incorporated by reference in its entirety into this Item 4.

The entry of the parties into the Merger Agreement was announced by the Issuer in a Press Release (the “Press Release”) dated January 29, 2007. The Press Release is referenced herein as Exhibit 7.12 and is incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, Mr. Hoehn-Saric, a member of the Board of Directors of the Issuer, Eric Becker and Jill Becker (the “Selling Shareholders”) entered into a Commitment Letter Agreement (the “Commitment Letter Agreement”), dated March 13, 2007, pursuant to which the Selling Shareholders (a) shall, immediately prior to the Merger, sell to Parent each share of Laureate Common Stock held by such Selling Shareholder in exchange for $60.50 in cash for each such share and (b) agreed to be bound by the terms of the Voting Agreement. This summary of the Commitment Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter Agreement, which is referenced herein as Exhibit 7.09 and incorporated by reference in its entirety into this Item 4.

The shares of Laureate Common Stock held by Sigma Capital Associates were acquired by Sigma Capital Associates at the direction of Sigma Capital Management through open market purchases during the normal course of Sigma Capital Associates’ investment activities.

The purpose of the Transactions is to acquire all of the outstanding shares of Laureate Common Stock. If the Transactions are consummated, the Laureate Common Stock will be delisted from the Nasdaq Global Select Market and will cease to be registered under the Act, and the Issuer will be privately held by Parent.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals. However, the Reporting Persons intend to review continuously their respective investments in the Issuer and the Issuer’s business affairs, financial position, capital needs and general industry and economic conditions, and, based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then existing legal or contractual limitations), determine to increase their respective ownership of Laureate Common Stock (including through the exercise of options to acquire shares of Laureate Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Alternatively, subject to market conditions and other considerations, the Reporting Persons may sell all or a portion of Laureate Common Stock owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of Laureate Common Stock.

In anticipation of or following consummation of the Merger, Parent and the management and/or board of directors of the surviving corporation may review the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in transactions that could include: (i) an extraordinary corporate transaction involving the Issuer’s corporate structure, business, or management such as merger, acquisition, reorganization or liquidation, (ii) the relocation of material operations or sale or transfer of a material amount of assets or (iii) any other change in the business of the surviving corporation. The Reporting Persons expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)               As a result of certain matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own all of the Laureate Common Stock beneficially owned by the members of the group as a whole.  The Reporting Persons beneficially own in the aggregate approximately 3,884,854 shares of Laureate Common Stock, which represent approximately 7.5% of the class (based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007, as reported in the Proxy Statement).  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the SAC Reporting Persons do not include any securities held by the Sterling Reporting Persons or the Citi Reporting Persons or any other person or entity other than the various accounts under the SAC Reporting Persons’ management and control. The securities reported herein as being beneficially owned by the Citi Reporting Persons do not include any securities held by the Sterling Reporting Persons or the SAC Reporting Persons or any other person or entity other than the various accounts under the Citi Reporting Persons’ management and control. In addition, the Reporting Persons have been informed that a fund advised by the investment manager to Moore Macro Fund, LP, which is a party to an Equity Commitment Letter and the Interim Investors Agreement, owns 10,000 shares of Laureate Common Stock.

Such shares of Laureate Common Stock are beneficially owned by the Reporting Persons as follows:

	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition

Douglas L. Becker	1,984,916	(2)	3.7%	1,784,291	200,625	(3)	1,784,291	200,625	(3)
R. Christopher Hoehn-Saric	1,354,763	(4)	2.6%	1,354,763	0		1,354,763	0
Steven M. Taslitz	268,845	(5)	0.5%	268,845	68,845	(6)	200,000	68,845	(6)
Eric D. Becker	276,330	(7)	0.5%	268,845	0		268,845	0
Sigma Capital Management, LLC	40,000	(8)	0.1%	0	40,000	(8)	0	40,000	(8)
Steven A. Cohen	40,000	(8)	0.1%	0	40,000	(8)	0	40,000	(8)
Citigroup Capital Partners II Employee Master Fund, L.P.	0		0	0	0		0	0
Citigroup Capital Partners II Onshore, L.P.	0		0	0	0		0	0
Citigroup Capital Partners II Cayman Holdings, L.P.	0		0	0	0		0	0
Citigroup Private Equity LP	0		0	0	0		0	0
Citigroup Alternative Investments LLC	0		0	0	0		0	0
Citigroup Investments Inc.	0		0	0	0		0	0
Citigroup Capital Partners II 2007 Citigroup Investment, L.P.	0		0	0	0		0	0
CGI CPE LLC	0		0	0	0		0	0
CGI Private Equity LP, LLC	0		0	0	0		0	0
Citicorp Banking Corporation	0		0	0	0		0	0
Citigroup Inc.	61,400	(9)	0.1%	0	61,400	(9)	0	61,400	(9)

(1)            Based on 51,881,859 outstanding shares of Laureate Common Stock as of March 15, 2007 (as reported in the Proxy Statement).

(2)            Includes (i) 131,780 shares of Laureate Common Stock that Mr. Douglas Becker may be deemed to beneficially own as settlor of the Irrevocable Grantor Retained Annuity Trust No. 11, (ii) 68,845 shares of Laureate Common Stock that Mr. Douglas Becker may be deemed to beneficially own as settlor of The Irrevocable BBHT II IDGT Dtd. 2/19/03 trust, and (iii) 1,544,260 shares of Laureate Common Stock that may be acquired upon exercise of options that are exercisable as of the date of this Statement or within 60 days hereafter. Mr. Douglas Becker expressly disclaims any and all beneficial ownership of any shares of Laureate Common Stock held by the Irrevocable Grantor Retained Annuity Trust No. 11 and The Irrevocable BBHT II IDGT Dtd. 2/19/03 trust.

(3)            Marianne Schmitt Hellauer, the trustee of the Douglas Becker GRAT #11 trust and The Irrevocable BBHT II IDGT Dtd. 2/19/03 trust, has voting and dispositive power over the shares of Laureate Common Stock held by such trusts. Marianne Schmitt Hellauer is a partner at the law firm of DLA Piper US LLP, 6225 Smith Avenue, Baltimore, MD 21209-3600 and a citizen of the U.S.A. To the knowledge of Mr. Douglas Becker, during the last five years, Marianne Schmitt Hellauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4)            Includes 1,031,677 shares of Laureate Common Stock that may be acquired upon exercise of options that are exercisable as of the date of this Statement or within 60 days hereafter.

(5)            Includes 68,845 shares of Laureate Common Stock that Mr. Taslitz may be deemed to beneficially own as a co-trustee and business and investment advisor of the KJT Gift Trust. Mr. Taslitz expressly disclaims any and all beneficial ownership of such shares.

(6)            Bruce L. Goldman, the co-trustee of the KJT Gift Trust, has dispositive power over the shares of Laureate Common Stock held by such trust. Bruce L. Goldman is a Partner with the trading firm Cat in the Hat II, LLC, 111 W. Jackson Blvd., 20th Floor, Chicago, IL 60604 and is a citizen of the U.S.A. To the knowledge of Mr. Taslitz, during the last five years, Bruce L. Goldman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(7)            Includes 7,485 shares of Laureate Common Stock held directly by Mr. Eric Becker’s spouse, Jill E. Becker.     Mr. Eric Becker expressly disclaims any and all beneficial ownership of such shares.

(8)            Pursuant to an investment management agreement, Sigma Capital Management exercises investment and voting power with respect to the 40,000 shares of Laureate Common Stock held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 40,000 shares of Laureate Common Stock held by Sigma Capital Associates. Mr. Cohen controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 40,000 shares of Laureate Common Stock held by Sigma Capital Associates. Sigma Capital Management is owned by S.A.C. Capital Management, LLC, and Mr. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC. A portfolio manager of Sigma Capital Management owns 2,400 shares of Laureate Common Stock for his personal account and an additional 100 shares of Laureate Common Stock are held in his IRA account. This portfolio manager also has investment discretion over an account that holds an additional 300 shares of Laureate Common Stock. Each of the SAC Reporting Persons disclaims beneficial ownership of these 2,800 shares, which shares are not reflected in this table.

(9)            Includes 61,400 shares of common stock directly beneficially owned by certain subsidiaries of Citigroup Inc.

(c)                                  The following is a list of transactions in shares of Laureate’s Common Stock, which to the best knowledge of Citigroup Inc., have been effected during the period commencing January 12, 2007 and ending March 20, 2007 (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers) in the ordinary course of business. Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., engaged in open market transactions which are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Date	Quantity	Low	High	Buy (B)/ Sell (S)
Common Stock	1/12/2007	1,405	50.46	51.00	B
Common Stock	1/12/2007	1,952	50.79	50.91	S
Common Stock	1/16/2007	3,962	51.00	51.26	B
Common Stock	1/16/2007	323	51.08	51.43	S
Common Stock	1/17/2007	19,939	51.12	51.86	B
Common Stock	1/17/2007	1,794	51.12	51.86	S
Common Stock	1/18/2007	3,978	51.27	51.63	B
Common Stock	1/18/2007	4,113	51.40	51.62	S
Common Stock	1/19/2007	9,727	52.30	53.56	B
Common Stock	1/19/2007	3,075	52.15	53.12	S
Common Stock	1/22/2007	1,884	53.05	54.01	B
Common Stock	1/22/2007	956	53.05	54.02	S
Common Stock	1/23/2007	7,227	53.92	54.61	B
Common Stock	1/23/2007	4,353	53.90	54.66	S
Common Stock	1/24/2007	6,866	53.58	54.40	B
Common Stock	1/24/2007	9,050	53.58	54.40	S
Common Stock	1/25/2007	609	53.64	53.92	B
Common Stock	1/25/2007	366	53.55	53.92	S
Common Stock	1/26/2007	7,212	54.07	54.41	B
Common Stock	1/26/2007	1,284	53.89	54.41	S
Common Stock	1/29/2007	199,993	54.41	61.90	B
Common Stock	1/29/2007	64,023	54.41	61.68	S
Common Stock	1/30/2007	2,771	60.30	60.55	B
Common Stock	1/30/2007	6,186	59.51	60.50	S
Common Stock	1/31/2007	12,211	60.30	60.55	B
Common Stock	1/31/2007	1,902	60.34	60.55	S
Common Stock	2/1/2007	51,416	60.15	60.33	B
Common Stock	2/1/2007	1,121	60.15	60.44	S
Common Stock	2/2/2007	27,560	59.99	60.08	B
Common Stock	2/2/2007	1,214	60.00	60.22	S
Common Stock	2/5/2007	1,182	59.80	60.02	B
Common Stock	2/5/2007	3,157	59.77	60.02	S
Common Stock	2/6/2007	3,531	59.80	60.01	B
Common Stock	2/6/2007	28,664	59.80	59.99	S
Common Stock	2/7/2007	2,606	59.64	59.82	B
Common Stock	2/7/2007	4,520	59.64	59.83	S
Common Stock	2/8/2007	945	59.69	59.80	B
Common Stock	2/8/2007	280	59.79	59.79	S
Common Stock	2/9/2007	8,201	59.58	59.73	B
Common Stock	2/9/2007	20,627	59.51	59.77	S
Common Stock	2/12/2007	261	59.51	59.61	S
Common Stock	2/13/2007	17,083	59.46	59.71	B
Common Stock	2/13/2007	34,057	59.48	59.71	S
Common Stock	2/14/2007	56,688	59.50	59.63	B
Common Stock	2/14/2007	100,638	59.50	59.64	S
Common Stock	2/15/2007	44,101	59.74	59.80	B
Common Stock	2/15/2007	6,479	59.69	59.81	S
Common Stock	2/16/2007	15,750	59.82	59.99	B
Common Stock	2/16/2007	7,725	59.81	59.92	S
Common Stock	2/20/2007	37,085	59.55	59.58	B
Common Stock	2/20/2007	23,470	59.55	59.78	S
Common Stock	2/21/2007	1,488	59.40	59.68	B
Common Stock	2/21/2007	3,635	59.45	59.59	S
Common Stock	2/22/2007	2,924	59.81	60.43	B
Common Stock	2/22/2007	759	59.70	60.43	S
Common Stock	2/23/2007	3,919	60.24	60.30	B
Common Stock	2/23/2007	7,515	60.23	60.30	S
Common Stock	2/26/2007	564	60.36	60.40	B
Common Stock	2/26/2007	5,511	60.13	60.43	S
Common Stock	2/27/2007	20,306	59.60	60.40	B
Common Stock	2/27/2007	3,802	59.59	60.40	S
Common Stock	2/28/2007	92,332	59.65	59.95	B
Common Stock	2/28/2007	74,986	59.56	59.96	S
Common Stock	3/1/2007	8,964	59.28	59.56	B
Common Stock	3/1/2007	28,978	59.28	59.55	S
Common Stock	3/2/2007	4,488	59.41	60.29	B
Common Stock	3/2/2007	3,868	59.41	60.39	S
Common Stock	3/5/2007	34,161	59.73	60.00	B
Common Stock	3/5/2007	30,220	59.75	60.05	S
Common Stock	3/6/2007	2,109	59.95	60.01	B
Common Stock	3/6/2007	3,391	59.87	60.03	S
Common Stock	3/7/2007	322	59.68	59.99	B
Common Stock	3/7/2007	7,408	59.68	60.04	S
Common Stock	3/8/2007	1,998	59.66	59.74	B
Common Stock	3/8/2007	2,159	59.63	59.74	S
Common Stock	3/9/2007	14,338	59.88	59.98	B
Common Stock	3/9/2007	14,635	59.73	60.10	S

Description of Security	Date	Quantity	Low	High	Buy (B)/ Sell (S)
Common Stock	3/12/2007	619	59.56	59.65	B
Common Stock	3/12/2007	2,667	59.58	59.58	S
Common Stock	3/13/2007	405	59.54	59.56	B
Common Stock	3/13/2007	1,195	59.51	59.70	S
Common Stock	3/14/2007	1,728	59.25	59.28	B
Common Stock	3/14/2007	NA	NA	NA	S
Common Stock	3/15/2007	6,396	59.11	59.28	B
Common Stock	3/15/2007	28,355	59.02	59.25	S
Common Stock	3/16/2007	1,030	59.08	59.19	B
Common Stock	3/16/2007	5,211	59.00	59.12	S
Common Stock	3/19/2007	431	58.02	59.02	B
Common Stock	3/19/2007	3,139	58.50	59.14	S
Common Stock	3/20/2007	3,241	58.49	58.70	B
Common Stock	3/20/2007	10,772	58.49	58.70	S

(d)                                 Mr. Douglas Becker, Mr. Hoehn-Saric, Mr. Taslitz, Mr. Eric Becker and Sterling Partners I, L.L.C. entered into an Agreement of Limited Partnership (the “Partnership Agreement”) of Sterling Partners I, L.P. (the “Partnership”) on January 20, 1999. The Partnership Agreement converted a general partnership among Mr. Douglas Becker, Mr. Hoehn-Saric, Mr. Taslitz and Mr. Eric Becker (the “Sterling Founders”) that was effective as of January 1, 1994 into a limited partnership. The intent of the Partnership Agreement is that the Sterling Founders share equally, on an after-tax basis, in the aggregate of certain amounts received by the Sterling Founders in connection with services rendered by them to certain entities, including the Issuer. The Partnership Agreement provides, in certain circumstances, and subject to contractual restrictions, that securities received by a Sterling Founder in connection with services rendered shall be assigned or transferred to the Partnership or the other Sterling Founders pro rata as soon as practicable after such assignment or transfer is permitted by contract and applicable law. The Partnership Agreement further provides that if such securities or other property are not transferable or assignable, the rights to receive the net proceeds of such property upon disposition shall be so transferred or assigned. Prior to any such transfer or assignment to the Partnership or Sterling Founders, each Sterling Founder shall have the right to vote and dispose of any such securities.

As a result, each Sterling Founder would be entitled under the Partnership Agreement to receive an equal share of, on an after tax basis, any dividends on, or the proceeds from the sale of, the shares of Laureate Common Stock underlying (i) the options to purchase 1,544,260 shares of Laureate Common Stock and the 166,000 performance share units and 30,000 shares of restricted stock units convertible into shares of Laureate Common Stock held by Mr. Douglas Becker and (ii) the options to purchase 1,031,677 shares of Laureate Common Stock held by Mr. Hoehn-Saric. Under the Partnership Agreement, Mr. Douglas Becker and Mr. Hoehn-Saric currently each have the right to exercise the options to purchase shares of Laureate Common Stock held by him and to vote and dispose of the shares acquired upon such exercise, and Mr. Douglas Becker would have the right to vote and dispose of the shares of Laureate Common Stock acquired upon a conversion of his performance share units.

The other shares of Laureate Common Stock currently held by the Sterling Founder are not subject to such sharing arrangement.

No person other than Sigma Capital Associates, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Laureate Common Stock held by Sigma Capital Associates.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Items 3, 4 and 5(d) of this statement on Schedule 13D are incorporated herein by reference.

Mr. Douglas Becker and the Issuer are party to a performance shares grant agreement, effective as of January 1, 2004, pursuant to which the Issuer granted 166,000 performance share units to Mr. Douglas Becker that are convertible into shares of Laureate Common Stock on a one-for-one basis. The restrictions lapse ratably over 6 years; provided that, based on certain Issuer performance targets, the lapse of restrictions can be accelerated to 3 years; provided, further, that the units may not be converted into Laureate Common Stock and distributed until the later of 6 months following termination of employment of Mr. Douglas Becker or his resignation from the Board of Directors. This summary of the performance shares grant agreement does not purport to be complete and is qualified in its entirety by reference to the Performance Shares Grant Agreement, which is referenced herein as Exhibit 7.13 and incorporated by reference in its entirety into this Item 6.

Mr. Douglas Becker and the Issuer are party to a restricted stock agreement pursuant to which the Issuer granted 30,000 shares of restricted stock of Laureate Common Stock to Mr. Douglas Becker that vest 25% annually provided that certain target earnings per share of Laureate Common Stock and target revenue metrics are attained in such fiscal year. If Mr. Douglas Becker’s employment with the Issuer ceases for any reason, then all unvested shares of restricted stock will be immediately forfeited to the Issuer.

Effective June 30, 2004, the Issuer entered into an employment agreement with Mr. Douglas Becker (the “Employment Agreement”). The Employment Agreement is for a term of 3 years and provides for salary, benefits and bonuses determined at the discretion of the Board of Directors. The Employment Agreement also provides that Mr. Douglas Becker is eligible to participate in any long term incentive, equity or other non-qualified deferred compensation plan adopted by the Issuer. This summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which is referenced herein as Exhibit 7.14 and incorporated by reference in its entirety into this Item 6.

On January 28, 2007, Mr. Douglas Becker entered into a cooperation agreement with the Issuer, the terms of which obligate Mr. Becker, solely in his capacity as Chief Executive Officer of the Issuer, to cooperate with, and not take any action intended to frustrate, delay or impede, the efforts of the Issuer or its representatives to initiate, solicit and encourage any inquiry, proposal or offer relating to any acquisition proposal for the Issuer, to the extent permitted under the terms and conditions of the Merger Agreement, or any alternative transaction agreement entered into following termination of the Merger Agreement. This summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is referenced herein as Exhibit 7.15 and incorporated by reference in its entirety into this Item 6.

As of March 13, 2007, Mr. Douglas Becker holds options to acquire an aggregate of (a) 1,014,433 shares of Laureate Common Stock granted under the 1996 Senior Management Option Plan (see Exhibit 7.16 hereto), (b) 473,577 shares of Laureate Common Stock granted under the 1998 Stock Incentive Plan (see Exhibit 7.17 hereto) and (c) 150,000 shares of Laureate Common Stock granted under the 2005 Stock Incentive Plan (see Exhibit 7.18 hereto). All such options are currently exercisable (or shall become exercisable within 60 days hereafter), except for the options to purchase 93,750 shares of Laureate Common Stock granted under the 2005 Stock Incentive Plan, which vest at a rate of 9,375 shares per quarter. The material terms of Mr. Douglas Becker’s options outstanding as of March 13, 2007 are set forth in the table below.

Number of Underlying Shares	Exercise Price	Expiration Date
332,106	$3.59	12/1/2009	1996 Senior Management Option Plan
52,327	$28.67	2/23/2008	1996 Senior Management Option Plan
630,000	$24.33	1/27/2008	1996 Senior Management Option Plan
100,000	$31.25	5/22/2008	1998 Stock Incentive Plan
273,577	$3.59	12/14/2009	1998 Stock Incentive Plan
100,000	$19.43	12/1/2011	1998 Stock Incentive Plan
150,000	$46.37	9/20/2012	2005 Stock Incentive Plan

As of March 13, 2007, Mr. Hoehn-Saric holds options to acquire an aggregate of (a) 636,433 shares of Laureate Common Stock granted under the 1996 Senior Management Option Plan (see Exhibit 7.16 hereto), (b) 386,578 shares of Laureate Common Stock granted under the 1998 Stock Incentive Plan (see Exhibit 7.17 hereto) and (c) 13,000 shares of Laureate Common Stock granted under the 2005 Stock Incentive Plan (see Exhibit 7.18 hereto). All such options are currently exercisable (or shall become exercisable within 60 days hereafter), except for the options to purchase 4,334 shares of Laureate Common Stock granted under the 1998 Stock Incentive Plan, which vest at a rate of 541.67 shares per month. The material terms of Mr. Hoehn-Saric’s options outstanding as of March 13, 2007 are set forth in the table below.

Number of Underlying Shares	Exercise Price	Expiration Date
252,000	$24.33	1/27/2008	1996 Senior Management Option Plan
52,328	$28.67	2/23/2008	1996 Senior Management Option Plan
332,105	$3.59	12/1/2009	1996 Senior Management Option Plan
100,000	$31.25	5/22/2008	1998 Stock Incentive Plan
273,578	$3.59	12/1/2009	1998 Stock Incentive Plan
6,500	$29.63	1/2/2014	1998 Stock Incentive Plan
6,500	$44.18	1/3/2015	1998 Stock Incentive Plan
6,500	$50.61	1/3/2013	2005 Stock Incentive Plan
6,500	$48.78	1/3/2014	2005 Stock Incentive Plan

In connection with the consummation of the Merger, the parties to the Interim Investors Agreement intend to enter into an equity holder’s agreement, which will contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights and preemptive rights, as well as other customary provisions found in such agreements.

ITEM 7.                                                     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement
Exhibit 7.02

Douglas Becker Rollover Equity Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(2) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.03

Steven Taslitz Rollover Equity Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(8) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.04

KJT Gift Trust Rollover Equity Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(7) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.05

The Irrevocable BBHT II IDGT Rollover Equity Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(5) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.06

Irrevocable Grantor Retained Annuity Trust No. 11 Rollover Equity Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(6) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.07

Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc. Debt Commitment Letter dated January 28, 2007 (incorporated by reference to Exhibit 99.(b)(1) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.08	Agreement and Plan of Merger dated January 28, 2007 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)
Exhibit 7.09

R. Christopher Hoehn-Saric, Eric Becker and Jill Becker Commitment Letter Agreement dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(9) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.10	Voting Agreement dated January 28, 2007 (incorporated by reference to Exhibit 99.(d)(4) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)
Exhibit 7.11

Interim Investors Agreement of Wengen Alberta, Limited Partnership dated as of January 28, 2007 (incorporated by reference to Exhibit 99.(d)(3) of the Schedule 13E-3 filed by the Reporting Persons and certain additional parties on March 16, 2007)

Exhibit 7.12	Press Release dated January 28, 2007 issued by Laureate Education, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)
Exhibit 7.13	Performance Shares Grant Agreement with Douglas L. Becker (incorporated by reference to the Issuer’s Form 10-K filed March 11, 2005)
Exhibit 7.14	Employment Agreement with Douglas L. Becker (incorporated by reference to the Issuer’s Form 10-K filed March 11, 2005)
Exhibit 7.15	Cooperation Agreement dated January 28, 2007
Exhibit 7.16	Senior Management Option Plan dated March 29, 1996 (incorporated by reference to the Issuer’s Form 10-K filed March 31, 1997)
Exhibit 7.17	Sylvan Learning Systems, Inc. 1998 Stock Incentive Plan (incorporated by reference to the Issuer’s 1998 Proxy Statement filed April 21, 1998)
Exhibit 7.18

Laureate Education, Inc. 2005 Stock Incentive Plan, as amended (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on June 23, 2005 and the Issuer’s 2006 Proxy Statement filed on May 1, 2006).

Exhibit 7.19	S.A.C. Capital Management, L.P. Equity Commitment Letter dated January 28, 2007
Exhibit 7.20	S.A.C. Capital Management, LLC Equity Commitment Letter dated January 28, 2007
Exhibit 7.21	S.A.C. Capital International, Ltd. Equity Commitment Letter dated January 28, 2007
Exhibit 7.22	S.A.C. Global Diversified Fund, Ltd. Equity Commitment Letter dated January 28, 2007
Exhibit 7.23	S.A.C. Multi-Strategy Fund, Ltd. Equity Commitment Letter dated January 28, 2007
Exhibit 7.24	S.A.C. Multi-Strategy Fund, L.P. Equity Commitment Letter dated January 28, 2007
Exhibit 7.25	Citigroup Global Markets Inc. Equity Commitment Letter dated January 28, 2007
Exhibit 7.26	Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Commitment Letter dated January 28, 2007
Exhibit 7.27	Citigroup Capital Partners II Employee Master Fund, L.P. Commitment Letter dated January 28, 2007
Exhibit 7.28	Citigroup Capital Partners II Onshore, L.P. Commitment Letter dated January 28, 2007
Exhibit 7.29	Citigroup Capital Partners II Cayman Holdings, L.P. Commitment Letter dated January 28, 2007
Exhibit 7.30	CGI CPE LLC Commitment Letter dated January 28, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

/s/ Douglas L. Becker
Douglas L. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

/s/ Steven M. Taslitz
Steven M. Taslitz

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

/s/ Eric D. Becker
Eric D. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

STEVEN A. COHEN

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

CGI CPE LLC
	By:	CGI Private Equity LP, LLC, its sole member

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citicorp Banking Corporation

By:	/s/ Michael F. Brisgone
Name:	Michael F. Brisgone
Title:	Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Private Equity LP
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Citigroup Inc.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that Riqueza Feaster is an Assistant Secretary of Citigroup, duly appointed as such, effective November 16, 2006, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 30th day of January, 2007.

/s/ Paula F. Jones
Assistant Secretary
Citigroup Inc.

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INC.

Set forth below are the names, titles, business addresses, principal occupations and citizenships of the Directors and Executive Officers of Citigroup Inc.

NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

C. Michael Armstrong Director United States	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital 1683 Galleon Drive Naples, FL 34102

Alain J. P. Belda Director Brazil and Spain	Chairman and Chief Executive Officer Alcoa Inc. 390 Park Avenue New York, NY 10022

George David Director United States	Chairman and Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101

Kenneth T. Derr Director United States	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104

John M. Deutch Director United States	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139

Roberto Hernandez Ramirez Director Mexico	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico

Ann Dibble Jordan Director United States	Consultant 2940 Benton Place, NW Washington, DC 20008-2718

Dr. Klaus Kleinfeld Director Germany	President and Chief Executive Officer Siemens AG Wittesbacherplatz 2 D-80333 Munich, Germany

Andrew N. Liveris Director Australia	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674

Dudley C. Mecum Director United States	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830

Anne M. Mulcahy Director United States	Chairman and Chief Executive Officer Xerox Corporation 800 Long Ridge Road Stamford, CT 06904

Richard D. Parsons Director United States	Chairman and Chief Executive Officer Time Warner Inc. One Time Warner Center New York, NY 10019

Charles Prince Director and Executive Officer United States	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Dr. Judith Rodin Director United States	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018

Robert E. Rubin Director and Executive Officer United States	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Franklin A. Thomas Director United States	Consultant The Study Group 380 Lexington Avenue New York, NY 10168

Ajay Banga Executive Officer India	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043

Sir Winfried F. W. Bischoff Executive Officer United Kingdom and Germany	Chairman Citigroup Europe 33 Canada Square Canary Wharf London E14 5LB United Kingdom

David C. Bushnell Executive Officer United States	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Gary L. Crittenden Executive Officer United States	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Robert Druskin Executive Officer United States	Chief Operating Officer and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Steven J. Freiberg Executive Officer United States	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043

John C. Gerspach Executive Officer United States	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Michael S. Helfer Executive Officer United States	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043

Lewis B. Kaden Executive Officer United States	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Michael S. Klein Executive Officer United States	Co-President Citigroup Corporate and Investment Banking 388 Greenwich Street New York, NY 10013

Sallie L. Krawcheck Executive Officer United States	Chairman and Chief Executive Officer Global Wealth Management Citigroup Inc. 399 Park Avenue New York, NY 10043

Thomas G. Maheras Executive Officer United States	Co-President Citigroup Corporate and Investment Banking 388 Greenwich Street New York, NY 10013

Manuel Medina-Mora Executive Officer Mexico	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edifico Sur. 5 piso Col. Sta Fe/C.P. 01210 Mexico, D.F.

William R. Rhodes Executive Officer United States	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Stephen R. Volk Executive Officer United States	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Schedule II

On December 3, 2002, Salomon Smith Barney Inc. (“Salomon Smith Barney”), now named Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup Inc. (“Citigroup”), was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).

The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Fund’s boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds’ Boards selected a new transfer agent for the Affected Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.